Rio Narcea Gold Mines, Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(stated in thousands of U.S. dollars unless otherwise indicated)

The following discussion of the results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes as at and for the year ended December 31, 2006. The date of this Management’s Discussion and Analysis is March 14, 2007.

This financial information was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 16 of the audited consolidated financial statements for a reconciliation of significant differences between Canadian and U.S. generally accepted accounting principles.

2006 Highlights

(stated in thousands of U.S. dollars unless otherwise indicated)

•

Record cash flow provided by operating activities of $77,386 ($83,982 before changes in components of working capital (a)).

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Record revenues of $225,694 (114% increase over 2005).

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Record net income of $70,731, after a loss of $37,793 from derivatives and an income tax benefit of $20,405.

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$79,774 in cash and cash equivalents at year-end.

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Production from Aguablanca of 14.1 million pounds of nickel and 14.6 million pounds of copper. Sales of 14.0 million pounds of nickel at a cash cost(a) of $4.23 per pound sold.

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Aguablanca plant operating at 140,000 tonnes per month with improved recoveries.

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Aguablanca project debt fully repaid.

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Construction of Tasiast gold project on schedule for completion by mid-2007. Total capital expenditures to production of $78,973.

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Gold reserves at Tasiast increased 18% to 1,040,000 ounces.

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Tasiast project finance finalized in June 2006.

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Acquisition of a 19.9% shareholding in Chariot Resources Limited (17.1% acquired second half 2006, balance in January 2007).

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El Valle and Carlés mines closed in December 2006 after producing 50,300 of ounces gold in 2006.

(a) Refer to “Non-GAAP Measures” section.

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is a growing Canadian mining company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company produces nickel at its Aguablanca nickel-copper mine in southern Spain, which commenced production in January 2005. During 2006, the Company also produced gold at its El Valle and Carlés mines in northern Spain. These gold mines, which had been in operation since 1998 and produced a total of 973,000 ounces of gold, closed in December 2006. Construction of the Company’s Tasiast gold project in Mauritania, West Africa, commenced in November 2005, with production expected by mid 2007.

Selected Annual Information

A detail of selected annual information is as follows:

	2006 $	2005 $	2004 (a) $
Revenues	225,694	105,500	68,503
Net income (loss)	70,731	(42,125)	(44,445)
Net income (loss) per share – basic	0.44	(0.27)	(0.36)
Net income (loss) per share – diluted	0.43	(0.27)	(0.36)
Cash provided by operating activities	77,386	8,965	8,878
Cash provided by (used in) operating activities before changes in components of working capital (b)	83,982	(3,244)	10,140
Cash and cash equivalents	79,774	53,624	81,889
Total assets	387,861	249,218	281,910
Long-term debt	41,738	15,982	31,109
Dividends declared per share	–	–	–

(a) Includes a write-down of $28,388 in relation to El Valle and Carlés mines.

(b) Refer to “Non-GAAP Measures” section.

Refer to “ Results of Operations – Consolidated” section below for a discussion about the factors that have caused period to period variations.

Summary of Quarterly Results

A summary of quarterly results is as follows:

	2006				2005
	4Q $	3Q $	2Q $	1Q $	4Q $	3Q $	2Q $	1Q $
Revenues	65,918	59,087	53,288	47,401	34,131	30,070	32,269	9,030
Net income (loss)	46,590	15,612	5,623	2,906	(12,367)	(9,050)	(5,379)	(15,329)
Net income (loss) per share – basic	0.29	0.10	0.04	0.02	(0.08)	(0.06)	(0.03)	(0.10)
Net income (loss) per share – diluted	0.28	0.10	0.03	0.02	(0.08)	(0.06)	(0.03)	(0.10)
Cash provided by (used in) operating activities	42,346	18,454	14,754	1,832	11,530	6,253	1,773	(10,591)

The Company started production at its Aguablanca nickel mine in early 2005. Sales increased significantly from the second quarter of 2005 onward, as a result of commencement of the sale of Aguablanca concentrate in that quarter. Increases in sales subsequent to the second quarter of 2005 were largely due to improvement in the performance of the Aguablanca mine, combined with higher metal prices. In addition, the Company recorded an income tax benefit of $20,405 in the fourth quarter of 2006, after recognizing certain tax assets that will be recovered in future years.

Review of Mining Operations - Nickel

Aguablanca Nickel Operations

The construction of the Aguablanca nickel-copper open pit mine and mechanical completion of its on-site processing facilities was achieved in December 2004 and commissioning commenced immediately thereafter. Production commenced in January 2005, with first concentrate sold in May 2005.

A summary of the Aguablanca operating results for the 2006, each quarter thereof, and for 2005 is shown below:

	Year Ended December 31, 2006	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Ore milled (tonnes)	1,468,000	418,600	375,000	359,700	314,700	997,200
Nickel head grade (%)	0.60	0.54	0.60	0.61	0.68	0.76
Copper head grade (%)	0.50	0.47	0.51	0.49	0.54	0.55
Nickel recovery (%)	72.3	72.3	68.0	73.2	75.4	71.3
Tailings nickel grade (%)	0.17	0.15	0.19	0.16	0.17	0.22
Copper recovery (%)	90.3	91.0	88.2	91.2	90.9	88.7
Tailings copper grade (%)	0.05	0.04	0.06	0.04	0.05	0.06
Nickel production (000 lb)	14,102	3,604	3,399	3,558	3,541	11,863
Copper production (000 lb)	14,581	3,914	3,740	3,515	3,412	10,776

The Aguablanca mine produced 14.1 million pounds of nickel and 14.6 million pounds of copper in 2006, compared to 11.9 and 10.8 million pounds of nickel and copper produced in 2005, respectively. This increase in production was due to the continuous plant improvements which resulted in a 47% increase in plant throughput and a significant reduction in nickel sent to tailings from 0.22% nickel in 2005 to 0.15% nickel in the fourth quarter of 2006. The effect of these improvements was offset by lower nickel and copper head grades, which declined from a combined 1.31% in 2005 to 1.10% in 2006.

With the information provided by two years of mining and underground drilling conducted in 2006, the Company updated the existing ore block model and an updated model was finalized in March 2007 (refer to “Aguablanca Reserves” section below).

Increases in plant throughput in 2006 were due both to an increase in tonnes per hour (“tph”) processed and to an increase in the mechanical availability of the plant. Tonnes per hour increased from an average of 141 tph in 2005 to 220 tph in the fourth quarter of 2006 (average of 200 tph in 2006), while mechanical availability increased from 81% in 2005 to 86% in the fourth quarter of 2006 (84% in 2006).

During January and February 2007, the plant has continued to run at 222 tph with mechanical plant availability of 86%. This equates to a plant throughput of 1.7 million tonnes, approximately, on an annualized basis.

The most important plant improvements made in 2006 were the installation of a new conveyor system enabling crushed pebbles to bypass the SAG mill to feed directly into the ball mill and the installation of a new secondary crusher. Certain further improvements are currently being implemented in the flotation area in order to increase plant availability, nickel recovery and nickel grade in concentrate.

Recoveries averaged 72.3% for nickel and 90.3% for copper in 2006, similar to the recoveries obtained in 2005 despite the lower nickel and copper head grades encountered in 2006.

Mine production performed well during the year, with mining rates conforming to the plant throughput.  Underground mine planning of resources below the existing open pit commenced in the first quarter of 2007 and the possibility of further optimization of the open pit, including steepening the pit walls, will also be investigated during the course of the year.

During January and February 2007, the performance of the Aguablanca plant continued to improve beyond what was   achieved in 2006. In the first two months of 2007, the plant produced 2.4 million pounds of nickel and 2.5 million pounds of copper, from throughput of 271,600 tonnes at a nickel grade of 0.55% and copper grade of 0.45%. Tailings grade were 0.15% and 0.04% for nickel and copper, respectively with recoveries of 73.9% and 90.8%, respectively.  Modifications in the flotation process in late February are showing very encouraging results in concentrate grade and nickel recovery improvements during March 2007.

The Company developed a 2,700 metre decline ramp to access the mineralization beneath the designed Aguablanca open pit, which was completed in 2005. This decline ramp has facilitated underground infill drilling and exploration drilling programs that are continuing in 2007.

During 2006, 5,825 metres of infill drilling was undertaken, which has delineated resources at the bottom of the open pit and immediately below it (refer to “Review of Exploration Properties” section below).

Aguablanca reserves

The Aguablanca open-pit reserves and resources as at December 31, 2006, as determined in the updated block model finalized in March 2007, are as follows:

Aguablanca Nickel-Copper Mine - Mineral Reserves and Resources (@0.2% nickel cut-off) (a) (c)

	Tonnes (000)	Nickel Grade (%)	Copper Grade (%)	Contained Nickel (Tn)	Contained Copper (Tn)
Mineral reserves
Proven (b)	6,800	0.61	0.48	41,600	32,500
Probable	4,700	0.58	0.46	27,500	21,900
Total proven and Probable reserves	11,500	0.60	0.47	69,100	54,400
Mineral resources
Measured	9,100	0.60	0.50	54,200	45,000
Indicated	5,700	0.56	0.46	32,200	26,500
Total measured and Indicated resources	14,800	0.58	0.48	86,400	71,400
Inferred resources(c)	4,700	0.40	0.31	18,800	14,400

(a) Mineral resources included mineral reserves.

(b) Includes 200,000 tonnes of stockpiled ore at an average grade of 0.54% nickel and 0.46% copper.

(c) Includes 1,900,000 tonnes of inferred resources at an average grade of 0.37% nickel and 0.24% copper that are within the boundaries of the designed pit.

These estimates were prepared by or under the supervision of Alan C. Noble of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea for the purposes of National Instrument 43-101.

The open-pit reserves have been updated to include the infill drilling campaign conducted from the Aguablanca ramp in late 2006. The resources and open pit reserves do not include 1,200,000 tonnes of existing stockpiles of semi-oxidised mineralised material estimated to contain grades similar to reserve grade, because they are not considered by the company to be 43-101 compliant due to uncertainties over grade and plant recovery.  Both these parameters will be investigated further.

The 2006 reserve estimate was adjusted to be consistent with mining results from two years of mining. This has enabled the model to predict reserves more accurately in the upper portions of the deposit that are currently being mined. However, the nickel grade distribution changes with depth and therefore these adjustments may be too conservative for the higher-grade, deeper reserves that will be mined later in the life of the mine. The block model will be reviewed again at the end of 2007, as further open pit mining and underground drilling provide new information.

The following chart represents the cumulative tonnes of nickel and copper mined and expected to be mined under the previous block model (referred to as “2003”) and the updated block model (referred to as “2006”):

It should be noted that until 2012, the cumulative nickel mined is very similar under both the 2003 and the 2006 block models; the same applies to the copper until 2013. Thereafter, a reduction in open pit nickel reserves is apparent in year 2013 and 2014, and in copper in year 2014. It is the Company’s intention to continue evaluating the potential of resources including using underground mining methods in order to extend the open pit mine life and/or improve the average plant feed grade.

Acquisition of Royalty

On July 5, 2001, the Company acquired from Atlantic Copper, S.A. (“AC”) participation rights in a consortium with the Spanish State. The consortium was the holder of 100% of certain mineral rights located in southern Spain, which included the Aguablanca mine property. The original acquisition price payable to AC for these participation rights included a production royalty in respect of said mineral rights held by the consortium. In terms of the acquisition agreement concluded with AC, the Company had the option to purchase all future royalty payments back from AC for a sum of $6,000 to AC in exchange for all future royalty payments. This option was exercised on August 2, 2006.

Review of Mining Operations - Gold

El Valle and Carlés Gold Operations

In February 2006, the Board of Directors of the Company took the decision to close the El Valle and Carlés gold operations due to lower than anticipated underground mine grades, increased costs due to poorer than anticipated ground conditions and depletion of mine reserves. The orderly closure of these mines was completed in December 2006. Restoration activities are continuing and the plant is being held on a care and maintenance basis pending disposal.

In reaching this decision, the Company was significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the change of land use at the Salave gold project (refer to “Review of Development and Feasibility Gold Projects – Salave Gold Project” section below) located some 70 kilometres west of El Valle, as the concentrates that were planned to be produced from the Salave project were expected to be partially processed at the El Valle plant with improved economics.

On June 22, 2006, the Company concluded a collective redundancy agreement with the local unions and mine workers with respect to the closure of the El Valle and Carlés gold operations, which agreement was subsequently ratified by the Spanish labour authorities.

Total closure costs, including redundancy payments, amounted to $5,312, of which only $740 was outstanding to be paid as at December 31, 2006. In addition, future restoration costs are estimated at $3,390.

The Company has been evaluating alternatives for the disposal of these assets and, in this regard, an option agreement has been signed with Kinbauri Gold Corporation (“Kinbauri”) (refer to “Kinbauri” section below).

During 2006, the Company produced 50,300 ounces of gold from its El Valle and Carlés underground mines compared to 68,900 ounces in 2005 (118,600 in 2004). In addition, the Company treated 107,800 tonnes of ore from Nalunaq Gold Mine A/S (“Nalunaq”) in 2006 (22% of plant capacity), compared to 113,900 tonnes treated in 2005 (21% of plant capacity). Details of the El Valle and Carlés operating results are as follows:

	2006			2005			2004
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total

Tonnes of ore milled	377,700	107,800	485,500	416,200	113,900	530,100	606,700	93,800	700,500
Grade (g/t)	4.5	17.9	7.5	5.5	16.6	7.9	6.4	17.1	7.8
Recovery (%)	91.3	96.5	94.0	94.2	96.5	95.3	95.0	97.3	95.6
Gold production (oz)	50,300	59,900	110,200	68,900	58,800	127,700	118,600	50,300	168,900

Kinbauri

On January 16, 2007, the Company entered into an option agreement with Kinbauri, granting Kinbauri the option to buy the El Valle mine, the Carlés mine, the El Valle plant and certain exploration rights in the north of Spain, for a consideration of $5,000. Of this, $100 was collected on signature of the option agreement. On February 15, 2007, Kinbauri notified the Company of the exercise of the option. The transaction, including the payment to the Company of the balance $4,900 consideration outstanding, must be finalized on or before March 30, 2007, failing which, the option agreement will be terminated.

Milling Agreement

In December 2003, Rio Narcea had signed a milling agreement with Nalunaq, a subsidiary of Crew Gold Corporation, for the purchase and processing of ore from the Nalunaq gold mine in south Greenland. The rationale for the purchase and treatment of the Nalunaq ore was to enable the El Valle plant to operate at higher capacity and, therefore, more efficiently and cost effectively. The gross margins achieved on treatment of the Nalunaq ore were negative $1,130 and $285 in 2006 and 2005, respectively.

On March 9, 2006, the Company gave notice to Nalunaq to terminate the agreement at the end of 2006, as a result of the closure of El Valle and Carlés mines, in December 2006. The final shipment of ore from Nalunaq arrived in October 2006 and was treated in November 2006.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

On June 30, 2004, Rio Narcea signed a definitive agreement with Defiance Mining Corp. (“Defiance”) whereby, pursuant to a plan of arrangement, it acquired all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. The transaction closed on September 3, 2004. As a result Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa and approximately 13,178 square kilometres of exploration licenses also in Mauritania. The Tasiast project is fully permitted and a bankable feasibility study was completed in April 2004 by SNC-Lavalin Inc.

In January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to SENET, an international engineering, design and project management company based in South Africa. Following this review, in August 2005, the Company announced its decision to proceed with the construction of the Tasiast project, and in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with SENET for the construction of the plant, the camp and related facilities.

Total budget for construction of the project, including working capital and owner’s costs, amounts to $78,973, of which $56,747 had been spent as at December 31, 2006. The increased capital costs, as compared with the 2004 feasibility study, are related to a number of factors including a $7,830 increase in the costs of power plant, which will utilize heavy fuel oil rather than the more costly diesel fuel. Other cost increases were related to the general rise in prices for construction and related materials.

On June 29, 2006, the Company concluded a non-recourse project debt agreement with Macquarie Bank Ltd. (“Macquarie”) to finance the construction of the Tasiast project. Under this agreement, the Company has a term loan of $42,500 that was fully drawn down on June 30, 2006. Remaining project expenditures have been and will continue to be financed from the Company’s existing cash resources.

Construction of the project continues to be on time and it is expected to be completed during the first half of 2007, with first gold production expected shortly thereafter. Highlights of the construction progress, as at February 28, 2007, are as follows:

•

SENET:

o

All engineering has been completed.

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All orders have been procured.

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All major equipment is in Mauritania.

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Civil construction is 98% complete.

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Structure and mechanical construction is 74% complete.

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The camp facilities have been completed.

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Other:

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Access road is complete.

o

Tailings facility, paddock 1, completed.

o

The water pipeline to site has been completed to site and water arrived at the fresh water pond in November 2006.

o

Power plant installed and operational.

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Mining and explosives contractors have started at site.

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All key managerial personnel have been hired.

In October 2006, the Company received a revised resource and open-pit reserve calculation for its Tasiast project. The new estimate incorporated a revised gold price of $491 per ounce and revised cost inputs, which together have increased the open pit proven and probable reserves to 1,040,000 ounces of gold, an increase of 18% over the 885,000 ounces of gold reserves previously estimated.

The revised reserves and resources are as follows:

Tasiast Gold Project - Mineral Reserves and Resources (@0.8 g/t gold cut-off) (a)

	Tonnes (000)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves
Proven	761	3.24	80,000
Probable	11,223	2.66	960,000
Total proven and probable reserves	11,984	2.70	1,040,000
Mineral resources
Measured	860	3.17	88,000
Indicated	13,693	2.59	1,142,000
Total measured and indicated resources	14,553	2.63	1,230,000
Inferred resources	18,633	1.94	1,165,000

(a) Mineral resources included mineral reserves.

These estimates were prepared under the supervision of David A. Orava, M. Eng., P. Eng., Associate Mining Engineer and Daniel C. Leroux, B. Sc., P. Geo., both of A.C.A. Howe International, who are Qualified Persons independent of Rio Narcea for the purposes of National Instrument 43-101.

The Company’s production plans include a first phase of approximately 8.2 years, in which all mining activities will take place and during which lower grade ore will be stockpiled. During this phase, the Company will mine the 12.0 million tonnes of ore at an average gold grade of 2.70 grams per tonne and will process 9.0 million tonnes of ore at an average gold grade of 3.25 grams per tonne. In a second phase of 2.8 years approximately, the Company will process the stockpiled 3.0 million tonnes of the lower grade ore previously mined with a gold grade of 1.08 grams per tonne plus any additional reserves found along the highly prospective Tasiast belt and deeper extension of the open pit mineralization that have the potential to be mined from underground.

Salave Gold Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. (“EMC”), a Spanish exploration company which owns the mineral rights to the Salave gold deposit located in Asturias, northern Spain. The acquisition cost of EMC amounted to $5,867, of which $1,500 was paid in shares of the Company and $4,367 was paid in cash. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, that existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. As consideration for the cancellation of the lease agreement, the Company paid $5,000 in cash and granted 2 million warrants, the fair value of which amounted to $1,203. During 2004 and 2005, the Company’s interest in EMC was increased to 95.0% as a result of EMC completing various equity financings in which the minority shareholders did not participate (refer to note 6 of the audited consolidated financial statements).

The Company compiled previous exploration and drilling information into a single database. Additionally, a 15,500-metre infill drilling program to close the drill hole spacing to 25 metres was completed in May 2005.

Work on the deposit to-date indicates that four of the principal zones of mineralization remain open for possible additions to the current resource. Drilling extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit.

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., a Qualified Person independent of Rio Narcea, and was filed on November 8, 2004. The report was based on all available information and drill data from previous work on the project but included only the first 15 holes from the infill drill program. The resource estimate is summarized in the table below:

Salave Gold Project - Resource (@1.0 g/t gold cut-off)

	Tonnes (000)	Grade (g/t)	Contained Gold (Ounces)

Mineral resources-
Measured	354	2.70	30,730
Indicated	14,841	3.00	1,431,446
Total measured and indicated resources	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land declaring it of public interest for mining use. After a review of its legal options, the Company commenced legal applications in the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action remain uncertain.

Acquisition of a strategic shareholding in Chariot Resources Limited

As at December 31, 2006, the Company holds 51,750,500 common shares of Chariot Resources Limited (“Chariot”), representing a 17.1% of the total outstanding common shares of Chariot. All of the common shares were acquired during the second half of 2006. The acquisition cost of these shares amounted to $29,531.

Subsequently, in January 2007, the Company acquired an additional 8,440,000 common shares of Chariot, increasing its shareholding to a 19.9%. The acquisition cost of these additional common shares amounted to $4,390.

Chariot is a resources company focused in the Andes region of Latin America. Its current principal technical objective is to develop the Mina Justa deposit at its 70% owned Marcona copper project in Peru. The Marcona copper project is located within the Nazca Province, Ica Department (Peru), in the southern Peruvian coastal belt, approximately 400 kilometres southeast of Lima. The Mina Justa deposit is the principal development target of the Marcona project. A bankable feasibility study is currently being completed by Chariot, which has reported that project approval is expected in late 2007 with production in late 2009.

The latest available estimate of the mineral resources of Mina Justa, compliant with National Instrument 43-101, published by Chariot in February 2007, is as follows (0.3% copper cut-off) (refer to information reported by Chariot at www.sedar.com):

	Tonnes (Mill.)	Copper Grade (%)	Contained Copper (Mill. Lb.)
Mineral resources
Indicated	347	0.71	5,418
Inferred	128	0.60	1,690

The Company believes the Marcona project has potential for significant low cost copper production and, through its stake in Chariot, Rio Narcea will support sound and effective management to develop and realize this potential.

Review of Exploration Properties

The Company’s main exploration objectives are to discover new zones of mineralization within and around its existing mining operations and projects, as well as to follow up new geological targets identified and developed within the Company’s large and prospective regional mineral holdings, both in Spain and Mauritania. To these ends, the company has approved an aggressive exploration and business development budget for 2007 amounting to $8,100, which is designated, to rapidly expand the existing resources at both Aguablanca and Tasiast, as well as to find new mineralized zones of potentially economic interest within the Ossa Morena regional project (Spain) and within the properties around Tasiast, in north-western Mauritania.

Aguablanca nickel-copper deposit

4,875 metres of exploration drilling in 14 core holes were completed in 2006. This resulted in the discovery of a new zone of magmatic sulphide mineralization, called Area 108, situated 225 metres to the west of the north orebody. The discovery hole AGU-108, drilled from the existing underground decline ramp, intersected a large interval of patchy and disseminated sulfide mineralization hosted by irregular gabbros and porphyritic gabbronorites. Assay results returned 15.6 metres at 0.45% nickel and 0.21% copper, including a higher grade interval of 5.3 metres at 0.93% nickel and 0.41% copper.   A subsequent hole, AGU-1050, cut the same style of mineralization approximately 200 metres below and returned 11.8 metres at 0.42% nickel and 0.26% copper, including a higher grade interval of 4 metres at 0.60% nickel and 0.45% copper.

Other deeper holes in the same section drilled to the west of AGU-108, intersected patchy and weak disseminated sulphide mineralization but including in some cases higher grade intervals of up to 0.5% nickel and 0.24% copper over narrow widths. Further drilling will be conducted on this new target during 2007.

A $1,860 exploration budget has been approved for 2007, which contemplates 10,500 metres of drilling and detailed electromagnetic surveys around Aguablanca. This drilling program will be designed to further test the continuity at depth of the main mineralized zone and its connection to the deep mineralization that has been discovered.

The first five holes drilled in 2007 in these deeper zones intersected wide intervals of strongly disseminated, semi-massive as well as massive sulphide mineralization, indicating strong potential for underground mining. These holes, which were drilled perpendicular to the mineralized zone have confirmed the above mentioned connection between the "deep body" and the open pit mineralization. Furthermore, these holes are all located in proximity to the existing 2,700 metres decline ramp, which will facilitate the infill drilling that is planned and possible future underground mining.

Results to-date of the 2007 program are summarized below:

Section	Hole	Length (m)	Nickel grade (%)	Copper grade (%)

@ 0.5% nickel cut-off
7300E	AGU-1053	19.65	0.82	0.78
(underground drilling)	AGU-1055	28.30	0.68	0.57

7350E	AGU-1056	26.05	0.80	0.57
(underground drilling)	AGU-1058	45.40	0.74	0.72
		3.60	1.04	0.66

7175E	AGU-117	3.75	0.92	0.39
(surface drilling)

@ 1.0% nickel cut-off
7300E	AGU-1053	5.15	1.39	0.97
(underground drilling)		2.05	1.07	1.12
	AGU-1055	12.20	1.18	0.80

7350E	AGU-1056	12.40	1.18	0.65
(underground drilling)		2.05	1.23	0.73
	AGU-1058	10.20	2.18	1.21
		3.60	1.04	0.66
	(including)	2.20	5.40	1.50

Ossa Morena (Spain and Portugal)

Rio Narcea's mineral properties on the Ossa Morena project comprise a total 3,254 square kilometres, corresponding to 3,091 square kilometres in Spain and 163 square kilometres in Portugal.

In Spain, most of the regional exploration work conducted on the Ossa Morena project was focused on the evaluation of newly defined stream sediment nickel, copper and gold anomalies. As a result of that work, two new zones of interest have emerged: Campillo de Llerena and Nogales. Campillo de Llerena is a large, coincident nickel-copper-cobalt geochemical anomaly related to gabbroic dikes and mafic volcanic rocks. Rare patches of magmatic sulphide mineralization have already been identified in the field. Nogales is a coincident copper-gold stream sediment anomaly related to a skarn style sulfide mineralization developed at the contact between a granodiorite intrusion and lower Cambrian carbonates. Chip sampling returned values as high as 18.8 and 6.9 grams per tonne of gold, while the channel sampling returned up to 5.1 grams per tonne of gold over 1 metre length.

In addition, a shallow drilling program was conducted on the Guijarro – Chocolatero gold project to assess the potential for bulk tonnage, low grade open pittable mineralization.  A total of 1,148 metres were drilled in 8 core holes which targeted a 2,000 by 200 metres soil anomaly related to silicified acid volcanics with rare disseminated pyrite. Five of these holes returned low grade gold values over significant widths, the best of which returning 21 meters at 3.6 grams per tonne of gold in hole GUI-1. This project forms part of the 40 km by 7 km Bodonal-Cala gold belt which hosts the most interesting copper-gold mineralizations encountered to-date in the Ossa Morena project..

In Portugal, the company has been actively seeking a joint venture partner to continue with the next phase of nickel exploration. Discussions are in progress with certain parties.

A $1,700 exploration budget has been approved for Ossa Morena regional exploration in 2007, which includes 5,000 metres of drilling and detailed airborne electromagnetic surveys over the main nickel targets. The main objective of this program is to find low-mid grade but open pittable nickel mineralization and/or high grade and deeper nickel mineralization amenable to underground mining.

Mauritania

Rio Narcea's mineral properties in Mauritania total 13,490 square kilometres distributed in two main blocks: Tasiast (6,306 square kilometres) and Ahmeyin-Tijirit (7,184 square kilometres).

During 2006, construction of the Tasiast project was the Company’s main priority in Mauritania with exploration work just confined to the compilation and evaluation of all available exploration data in preparation for an aggressive exploration program in 2007. Such work included the reinterpretation of all available airborne magnetic data in order to map the position of the favourable “banded iron formation” in areas with no outcrops.

At Tijirit, a major north-west trending structural corridor measuring 20 km by 7 km and hosted by a typical greenstone belt sequence has been defined as the most interesting area with potential to host both nickel and gold mineralization.

A $3,500 exploration budget has been approved for 2007, which will include an 18,000 metres drilling program to test strike and depth continuity of the already defined open pit mineralization at Tasiast in order to increase and upgrade  current gold resources.

Corcoesto (Spain)

In March 2005, the Company entered into an exploration agreement with Kinbauri with respect to the Company’s Corcoesto gold project, in terms of which Kinbauri can earn an interest of up to 65% of this project by expending €4,000 ($5,023) in exploration over five years. A report compliant with National Instrument 43-101 has been completed, including an update of the gold resources. The results of this report, as well as the most relevant results of the exploration drilling program, have been announced by Kinbauri in separated press releases.

El Valle and Carlés (Spain)

All exploration activities at or near these mines have been discontinued.

Exploration Agreements

As at December 31, 2006, the Company had exploration agreements for certain of its properties with Kinbauri (for gold in the Corcoesto project, Galicia, Spain) and with Kernow Resources & Developments Ltd. (for gold in the Alandroal and Barrancos projects, Portugal). The exploration results arising from these agreements are reported by each partner.

The previously existing exploration agreements with C2C Inc. for gold in the Penedono project (Portugal) and with Ventura Gold Corp. for gold in the Navelgas belt in Asturias (Spain) were cancelled on September 16, 2006, and on December 13, 2006, respectively.

Results of Operations

Consolidated

The Company generated a net income of $70,731 ($0.44 per share-basic) for the fiscal year ended December 31, 2006, compared to a net loss of $42,125 ($0.27 per share) in 2005. For 2004, the Company incurred in a net loss of $44,445 ($0.36 per share). The main factors that have contributed to significant improvement in the results of operations are as follows:

•

Increase of $97,948 in sales from nickel operations, as a result of higher nickel and copper production (refer to “Review of Mining Operations – Nickel – Aguablanca Nickel Operations” section above) and also higher nickel and copper market prices. Cost of sales related to nickel operations increased by $16,665.

•

Increase of $6,102 in sales of gold from own operations while cost of sales from own operations decreased by $6,468. This was due to higher gold and copper prices, together with the decision taken by the Company to stop further mine development after taking the decision to close the El Valle and Carlés mines.

•

Increase in depreciation and amortization expenses of $7,872 of which $2,252 is related to nickel operations and $5,492 is related to gold operations. The increase related to nickel operations is due to higher nickel production which directly results in higher amortization, since most of the assets are amortized on a unit-of-production basis. The increase related to gold operations is due to the decrease in the mineral reserves at El Valle and Carlés, resulting in increased amortization, which is calculated on a unit-of-production basis.

•

The Company incurred a foreign exchange gain of $629 in 2006. However, in 2005, the Company had incurred a currency exchange loss of $11,582, as a result of the effect of the stronger U.S. dollar on the loans denominated in U.S. dollars held by certain of the Company’s Spanish subsidiaries and by the cash and cash equivalents held in Euros by the Company.

•

The Company has recorded an income tax benefit of $20,405 in 2006, compared with an income tax expense of $2,405 in the previous year. As at December 31, 2005, the Company had recorded a full valuation allowance in respect of all the net tax assets. However, as at December 31, 2006, the Company reversed the valuation allowance with respect to tax assets resulting from its Spanish operations, since it is now estimated that those tax assets will be recovered in the normal course of business.

•

Derivatives losses of $37,793 during 2006, mainly related to the copper and gold derivative financial instruments entered into as a requirement of the Aguablanca and Tasiast project finances ($25,274 in 2005). The variation is mainly due to the higher price of copper during the current year.

During the fourth quarter of 2006, the Company generated a net income of $46,590 ($0.29 per share-basic), basically due to revenues of $65,918 ($44,515 from Aguablanca nickel mine operations, $12,695 from El Valle and Carlés gold operations and $8,708 from Nalunaq) while cost of sales amounted to $27,851 ($13,539 from nickel operations, $4,770 from El Valle and Carlés gold operations and $9,542 from Nalunaq). Additionally a derivatives gain of $1,107 arose in the quarter as result a decrease in the copper prices. Depreciation and amortization expenses during this period amounted to $6,020 and administrative expenses amounted to $2,170. Finally an income tax benefit of $16,907 was generated in the quarter after reversing the valuation allowance in respect of the tax assets resulting from its Spanish operations.

A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Aguablanca mine

Aguablanca operations generated a net income of $72,280 in 2006 compared to a net loss of $13,282 in 2005. Net income for 2006 included a derivatives loss of $28,814 ($23,743 in 2005) related to the copper derivative financial instruments entered into in 2004 as requirement for the Aguablanca project debt. Also, in 2006 net income from Aguablanca operations included an income tax benefit of $7,470, as a result of the reversal of previously recorded valuation allowances.

Sales – Aguablanca operations – During 2006, the Company sold 14.0 million pounds of nickel and 14.3 million pounds of copper, for revenues of $145,872. This compares to sales of 11.2 million pounds of nickel and 10.2 million pounds copper, generating revenues of $47,924 in 2005. There were no sales in 2004 since Aguablanca operations commenced in January 2005. As at December 31, 2006, 5.5 million pounds of nickel had been sold at prices that had yet to be finalized, for which, the prevailing nickel forward prices as at December 31, 2006 were applied (4.9 million pounds as at December 31, 2005).

Average realized nickel prices were $11.73 and $5.31 per pound sold in 2006 and 2005, respectively (three-months average market prices of $10.56 and $6.60, respectively), as detailed below (there were no nickel sales in 2004):

	2006		2005
	$000	$/lb	$000	$/lb

Nickel sold during the period(b)	133,396	9.51	67,189	6.02
Effect on sales of period-end adjustments and final pricing(c)	31,205	2.22	(7,825)	(0.71)
Nickel sales (a)	164,601	11.73	59,364	5.31

Average three-months market price		10.56		6.60

Sales of nickel (lb 000)		14,029		11,170

(a)

Refer to note 19 of the audited consolidated financial statements.

(b)

Calculated at the nickel prices prevailing when concentrate is shipped.

(c)

Effect of period-end adjustments and final pricing.

The average realized copper prices were $2.76 and $1.82 per pound sold in 2006 and 2005, respectively (three-months average market prices of $3.03 and $1.59, respectively), as detailed below (there were no copper sales in 2004):

	2006		2005
	$000	$/lb	$000	$/lb

Copper sold during the period(a)	37,301	2.60	14,660	1.44
Effect on sales of period-end adjustments and final pricing(b)	2,281	0.16	3,879	0.38
Copper sales	39,582	2.76	18,539	1.82

Average three-months market price		3.03		1.59

Sales of copper (lb 000)		14,330		10,184

(a)

Calculated at the copper prices prevailing when concentrate is shipped.

(b)

Effect of period-end adjustments and final pricing.

Cost of sales – Aguablanca operations (refer to note 20 of the audited consolidated financial statements) – Cost of Sales of nickel operations amounted to $40,922 in 2006 and $24,257 in 2005. The difference between Nickel sales and Cost of sales – Nickel operations resulted in a positive contribution of $104,950 and $23,667 for 2006 and 2005, respectively.

The increase in Cost of Sales resulted from higher mining expenses of $2,627 (due to 17% higher mining contractor unit cost, offset by a reduction of the strip ratio from 4.3:1 in 2005 to 3.7:1 in 2006), higher plant expenses of $10,561 (due to a 47% increase in throughput and increased unit costs from $15.1 per tonne in 2005 to $17.4 per tonne in 2006 because of higher unit mill refurbishments costs, water trucking services costs and maintenance costs), and an increase of $2,134 of the royalties payable since royalties are based on net smelting return.

Cash costs amounted to $4.23 per pound of nickel sold in 2006, compared to $3.17 per pound of nickel sold in 2005 (refer to “Non-GAAP Measures” section). The increase in cash costs was mainly due to the following (costs per pound refer to costs per pound of nickel sold):

-

Increase in mining costs from $0.71 per pound to $0.75 per pound, due to a lower grade of the ore mined (to 0.60% in 2006 from 0.72% in 2005).

-

Increase in plant costs from $1.34 per pound in 2005 to $1.82 per pound in 2006, resulting from higher unit plant costs (from $15.1 per tonne in 2005 to $17.4 per tonne in 2006) and a lower head grade of the ore milled (from 0.60% in 2006 to 0.76% in 2005).

-

Increase in smelting, refining and transportation charges from $2.85 per pound in 2005 to $4.68 per pound in 2006. This increase in basically due to the price participation clause agreed with the smelter, which is embedded in the calculation of the treatment charges. Almost all the treatment, refining and transportation charges incurred by the Company are derived from the agreement with Glencore International AG (“Glencore”).

-

Increase in by-products credits from $1.66 per pound to $3.17, which is mainly due to higher copper market prices.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to “Non-GAAP Measures” section).

During the fourth quarter of 2006 cash costs amounted to $6.43 per pound of nickel sold, compared to $2.75 per pound of nickel sold in 2005 (refer to “Non-GAAP Measures” section). This increase was mainly due to the increase of mining costs to $0.81 per pound, plant costs to $1.99 per pound, smelting, refining and transportation charges to $5.95 per pound and by-products credits to $2.83 per pound in the fourth quarter of 2006, from $0.42 per pound, $1.23 per pound, $2.38 per pound and $1.51 per pound, respectively in the same period of 2005. The lower grade of ore mined and milled and the higher nickel and copper market prices are the main reasons for these variations.

Depreciation and amortization expenses – Depreciation and amortization expenses for the nickel operations have increased significantly, to $8,397 in 2006 from $6,145 in 2005 ($414 in 2004). This increase is in line with the increase in production, which is the basis for the amortization of majority of the assets.

Exploration costs – Exploration and infill drilling incurred at the Aguablanca mine amounted to $1,464 during the year, all of which has been capitalized.

Administrative and corporate expenses – Administrative and corporate expenses were $1,683 in 2006, compared to $2,067 in 2005 ($911 in 2004).

Foreign currency exchange gain (loss) – The Company incurred a foreign exchange loss of $911 during 2006, resulting from the weaker U.S. dollar versus the Euro and its effect on the cash and cash equivalents and loans denominated in U.S. dollars held by Spanish companies whose functional currency is the Euro, compared to a loss of $4,438 in 2005.

Interest expense and amortization of financing fees – Interest expense and amortization of financing fees amounted to $215 in 2006 ($234 and $454 in 2005 and 2004, respectively). Although a $30,000 project debt was drawn down in 2004, interest was capitalized that year as part of the project capital expenditures of Aguablanca and has also been capitalized in 2005 and 2006 as part of the project capital expenditures of Tasiast.

Derivatives loss – The Company incurred a loss of $28,814 in 2006 ($23,743 in 2005) in relation to the copper derivative financial instruments, resulting from higher copper prices ($3.03 and $1.59 per pound in 2006 and 2005, respectively). The loss for the year comprised a $8,742 non-cash loss due to the mark-to-market of the derivative instruments and a $20,072 cash loss incurred on settlement of the derivatives that matured in 2006 (the loss in 2005 included a non-cash loss of $17,220 and a cash loss on settlement of $6,523). As at December 31, 2006, the copper derivative financial instruments outstanding amounted to 7,456 tonnes, with maturities until September 2008. The Company records its derivative financial instruments at fair value in its consolidated financial statements; the fair value of the copper derivative financial instruments outstanding as at December 31, 2006 amounted to negative $26,879.

Income tax (expense) benefit – As at December 31, 2005, the Company had tax assets of $8,941 in respect to its nickel operations, all of which had been reduced by a valuation allowance. As at December 31, 2006, the Company has tax assets of $7,867 in respect of its nickel operations; however, the Company has not reduced these tax assets by a valuation allowance as it is now expected that they will be recovered in the normal course of business. As a result, the Company has recorded an income tax benefit of $7,470 resulting from its nickel operations.

El Valle and Carlés mines

El Valle and Carlés operations generated a net income of $5,895 in 2006 compared to a net loss of $10,326 in 2005 (net loss of $37,101 in 2004).

Sales – Gold operations – The Company’s revenues from its own gold operations in 2006 increased to $40,822 from $34,720 in 2005 ($47,783 in 2004). The increase was due to the higher gold market prices, despite the lower gold production from its own operations as a result of lower plant throughput and head grades (refer to “Review of Mining Operations – Gold – El Valle and Carlés Gold Operations” section above).

In addition, the Company generated revenues of $39,000, $22,856 and $20,505 in 2006, 2005 and 2004, respectively, from sales of gold produced under the Nalunaq agreement (refer to “Review of Mining Operations – Gold – Milling Agreement” section above).

The average realized gold price was $611 per ounce in 2006, up from $437 per ounce in 2005 ($408 per ounce in 2004). The average spot gold price in 2006 was $604 per ounce versus $445 per ounce in 2005 ($410 per ounce in 2004). A reconciliation of gold sales in the consolidated statements of operations and deficit is as follows:

	2006		2005	2004
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Gold sales before hedging	67,319	611	55,848	437	68,849	408
Deferred derivatives loss (non-cash)	(2,339)	(21)	(1,984)	(15)	(1,061)	(7)
Gold sales (a)	64,980	590	53,864	422	67,788	401

Average spot price		604		445		410
Production (ounces)		110,200		127,700		168,900

(a)Refer to note 19 of the audited consolidated financial statements.

Cost of sales – Gold operations (refer to note 20 of the audited consolidated financial statements) – Cost of sales of gold operations for the Company’s own operations decreased to $27,413 in 2006 from $33,881 in 2005 ($42,120 in 2004). This reduction results from the lower mine and plant expenses, together with the decision taken by the Company to stop further mine development in order to maximize the results after taking the decision to close the El Valle and Carlés mines.

Mine costs at El Valle and Carlés operations amounted to $18,689 in 2006, compared to $22,644 in 2005 ($30,070 in 2004). Mine production from El Valle and Carlés mines was also lower: 265,500 tonnes at 4.2 grams per tonne (35,800 ounces of gold contained) in 2006, compared to 336,200 tonnes at 4.2 grams per tonne in 2005 (45,400 ounces of gold contained) and 288,800 tonnes at 6.3 grams per tonne (58,400 ounces of gold contained) in 2004. This resulted in mine costs of $70 and $67 per tonne of ore mined in 2006 and 2005, respectively ($104 in 2004). Plant expenses, including treatment of Nalunaq ore, amounted to $12,343 in 2006 compared to $13,337 in 2005 ($13,913 in 2004); because plant throughput was also lower in 2006, plant expenses per tonne of ore treated were both $25 per tonne in 2006 and 2005 ($20 per tonne in 2004).

Cost of sales – El Valle operations – Nalunaq (refer to note 20 of the audited consolidated financial statements) – Cost of sales under the agreement with Nalunaq amounted to $40,130 in 2006, and $23,142 incurred in 2005 ($19,956 in 2004). These costs are composed of the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of a milling and efficiency fees, and related expenses (mainly import duties and inland transport), as well as variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations have increased significantly, to $6,552 in 2006 from $1,060 in 2005 ($10,045 in year 2004). The Company amortizes the majority of the assets on a unit-of-production basis. As such, the decrease in the reserves at the El Valle and Carlés mines resulted in an increase in depreciation and amortization expenses in 2006 compared to 2005. In 2005, depreciation and amortization had been much lower than in 2004 as a result of the write-down of $28,388 recorded in 2004 in respect of El Valle and Carlés mines.

Exploration costs – Exploration costs amounted to $1,442 in 2006 (including $1,029 of exploration costs at El Valle and Carlés mines and $413 of other exploration costs), compared to $459 incurred in 2005 ($684 in 2004).

Administrative and corporate expenses – Administrative and corporate expenses were $1,542 in 2006, similar to the $2,034 incurred in 2005 ($2,119 in 2004).

Accrual for closure of El Valle and Carlés – The Company recorded an accrual of $971 and $4,058 in 2006 and 2005, respectively, in relation to the decision to close the El Valle and Carlés gold operations during 2006 (refer to notes 6 and 9 of the audited consolidated financial statements).

Write-down of mineral properties – In 2004, the Company recorded a write of $28,388 in respect to the El Valle and Carlés mines. No write-downs needed to be recorded in 2005 or 2006.

Foreign currency exchange gain (loss) – The Company incurred a foreign exchange loss of $420 during 2006, primarily resulting from the weaker U.S. dollar versus the Euro and its effect over the cash and cash equivalents and loans denominated in U.S. dollars held by Spanish companies whose functional currency is the Euro. In 2005, there was a foreign exchange loss of $952,

Interest expense and amortization of financing fees – Interest expenses and amortization of financing fees decreased to $159 in 2006 from $811 in 2005. Although interest rates increased in 2006, the reduced average level of debt more than offset that increase.

Derivatives loss – The Company incurred a loss of $1,046 in relation to the gold derivative financial instruments. The loss for the year comprised a $1,739 non-cash gain due to the mark-to-market of the derivative instruments and a $2,785 cash loss incurred on settlement of the derivatives that matured in 2006 (the loss in 2005 included a non-cash loss of $947 and a cash loss on settlement of $584).  As at December 31, 2006, the Company has no gold derivative financial instruments related to its El Valle and Carlés operations.

Income tax (expense) benefit – As at December 31, 2005, the Company had tax assets of $25,939 in respect of its El Valle and Carlés operations, all of which were reduced by a valuation allowance. As at December 31, 2006, the Company had tax assets of $4,390 with respect to the El Valle and Carlés operations; however, the Company has not fully reduced these tax assets by a valuation allowance since it is now expected that a portion will be recovered in the normal course of business. As a result of this, the Company has recorded an income tax benefit of $4,186 resulting from its El Valle and Carlés operations.

Tasiast project

Tasiast operations incurred a net loss of $4,615 in 2006 compared to a net loss of $2,292 in 2005 (net loss of $117 in 2004). The main factor that led to the increase in losses was the derivative loss of $7,933 incurred during 2006 as a result of the mark-to-market of the gold options entered into in June 2006 as a requirement of the $42,500 project finance obtained from Macquarie for the construction of the Tasiast project.

Derivatives loss – The Company incurred a non-cash loss of $7,933 in relation to the mark-to-market of the gold derivative financial instruments, due to the higher gold market price, which was $613 per ounce on June 30, 2006, when the derivative financial instruments were entered into, and $632 as at December 31, 2006. The Company did not incur any loss on settlement of derivatives since no derivatives matured in 2006. As at December 31, 2006, the gold derivatives of the Company included puts of 280,000 ounces at $600 per ounce and calls of 280,000 ounces at $795 per ounce (refer to note 15 of the audited consolidated financial statements).

Income tax (expense) benefit – The Company recorded an income tax benefit of $3,396 compared to the loss of $2,375 in 2005 (nil in year 2004).

Corporate and Regional Exploration activities

(this segment includes all other activities of the Company except Aguablanca, El Valle and Carlés and Tasiast)

Corporate and regional exploration activities generated a net income of $2,829 in 2006 compared to a loss of $16,225 in 2005 (loss of $8,312 in 2004).

Exploration costs (excluding exploration at Aguablanca, El Valle and Carlés and Tasiast) – Exploration costs amounted to $3,463 in 2006, compared to $5,204 in 2005 and $5,753 in 2004.

A breakdown by project of the exploration expenditures incurred is as follows:

	2006	2005	2004
	$	$	$

Ossa Morena	1,765	2,425	2,891
Salave	554	2,637	2,609
Mauritania	74	30	—
Business development and others	1,070	112	253
Total	3,463	5,204	5,753

Exploration expenses at Salave in 2006 were significantly lower than in 2005 and 2004, due to the rejection, in August 2005, of the regional Government of Asturias for the application for “change of land use” required to develop the Salave project. Additionally, business development and other expenses have increased considerably during the year as a result of the identification and investigation of projects and/or companies that meet the growth strategy criteria of the Company.

Administrative and corporate expenses – Administrative and corporate expenses incurred by corporate activities have decreased to $4,314 in 2006 from $5,204 in 2005 ($3,931 in 2004).

Foreign currency exchange gain (loss) – During 2006, the Company has received foreign currency exchange gain of $1,255, resulting from the effect of the stronger U.S. dollar over the cash and cash equivalents held in Euros. In 2005, the Company incurred in foreign exchange losses of $6,270, while in 2004, a foreign exchange gain of $1,166 was obtained.

Income tax (expense) benefit – As at December 31, 2005, the Company had tax assets of $20,044 in respect of its corporate and regional exploration segment, all of which had been reduced by a valuation allowance. As at December 31, 2006, the Company has tax assets of $18,741 in respect of its corporate and regional exploration segment; however, the Company has not fully reduced these tax assets by a valuation allowance since it is now expected that a portion will be recovered in the normal course of business. As a result of this, the Company has recorded an income tax benefit of $5,353 resulting from its corporate and regional exploration segment.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company’s consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents have significantly increased to $79,774 as at 2006 year-end, from $53,624 as at December 31, 2005 ($81,889 at the end of 2004). Operating cash flow was $77,386 in 2006, primarily due to the better performance of the Aguablanca mine, combined with higher metal prices. Operating cash flow in 2005 and 2004 amounted to $8,965 and $8,878, respectively. During 2006, the Company invested $91,004, including expenditures on mineral properties of $67,332 (of which $54,273 was related to the construction of the Tasiast project) and $29,531 that was used for the acquisition of shares of Chariot. In 2005 and 2004, the Company had used $23,952 and $55,210, respectively, in investing activities, mainly related to the construction of the Tasiast and Aguablanca projects. Financing activities provided net $38,514 in 2006, including the draw down of a $42,500 project finance for the construction of Tasiast and a short-term loan of $21,638 (which was repaid in January 2007), offset by the repayment of the Aguablanca project finance of $22,000. In 2005, the Company had used $6,153 in financing activities, and in 2004, there were net proceeds of $88,913.

For 2007, the Company anticipates that capital expenditures on mineral properties will amount to approximately $28,800, of which $22,200 will be related to the development of the Tasiast gold project, including the lump-sum turn-key contract signed with SENET, and $6,500 will be related to the development of Aguablanca nickel mine. Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that capital expenditures will be funded from a combination of cash and cash equivalents held by the Company and cash flows from operations.

During the fourth quarter of 2006, cash and cash equivalents increased by $26,601, resulting from $42,346 provided by operating activities, $25,401 provided by financing activities, $41,677 used in investing activities and $531 as positive effect of the exchange rate on cash and cash equivalents. Aguablanca nickel mine provided $35,032, El Valle and Carlés operations provided $7.017 and Tasiast project generated $1,463 while corporate and regional exploration activities consumed $1,166 operating cash flow during the last quarter of 2006. Investing activities, in the fourth quarter of 2006, consumed $25,968 in corporate and regional exploration (mainly in relation with acquisition of shares of Chariot), $16,795 for the development of Tasiast project and $30 in El Valle and Carlés operations while $1,172 were received from Aguablanca nickel mine, in relation to the collection of grants. Financing activities provided $36,222 from corporate and regional exploration activities, $2,066 from Tasiast project while used $7,995 in Aguablanca nickel mine and $4,892 from El Valle and Carlés operations in the fourth quarter of 2006.

Operating activities –

In 2006, cash provided by operating activities amounted to $77,386 compared to $8,965 in 2005 and $8,878 in 2004. In 2006, the main contributor to operating cash flows was the Aguablanca mining operations ($79,681), followed by El Valle and Carlés mines ($5,311), with corporate and regional exploration activities using $7,503 and Tasiast project operations using $103. In 2005, the Aguablanca mine was also the key contributor to the positive operating cash flows, obtaining $17,027, with El Valle and Carlés mines contributing $1,132 and the Tasiast project, $184, while corporate and regional exploration operations used $9,378.

The reasons for the increase in the operating cash flow are the higher nickel and copper production at Aguablanca mine and also higher metal prices, and the decision taken by the Company to terminate further mine development pursuant to the decision to close the El Valle and Carlés mines (refer to “Review of Mining Operations – Nickel” and “Review of Mining Operations – Gold”, sections above).

Investing activities –

Investing activities consumed $91,004 in 2006 compared to $23,952 in 2005 ($55,210 in 2004). Investing activities in 2006 included $67,332 in relation to expenditures on mineral properties ($28,852 in 2005 and $52,238 in 2004), grants received amounting to $2,679 ($7,036 in 2005 and $68 in 2004), disposal of long-term investment in traded securities amounting to ($2,419) (nil in 2005 and 2004), investment in long-term traded securities amounting to $29,531 ($1,164 in 2005, nil in 2004) and ($761) in relation to other activities ($972 in 2005 and $688 in 2004).

Expenditures on mineral properties in 2006 included $54,273 for the Tasiast project, $12,192 for the Aguablanca mine, and $867 incurred in relation to other projects. In 2005, expenditures on mineral properties were Tasiast ($8,694), Aguablanca ($13,569), El Valle and Carlés mines ($5,009) and other projects ($1,580).

The investment in long-term traded securities correspond to the acquisition of shares of Chariot (refer to “Acquisition of a strategic shareholding in Chariot Resources Limited” section above).

In addition, during 2006 and 2005 the Company collected $2,679 and $7,036, respectively, from a grant received in 2003 for the Aguablanca mine.

Financing activities –

The exercise of employee stock options and non-employee stock options and warrants generated proceeds of $3,114 in 2006, compared to $697 in 2005 and $1,299 in 2004.

In 2006, 1.75 million share purchase options issued to Deutsche Bank, S.A.E (“Deutsche Bank”) were exercised into 1.75 million common shares for proceeds to the Company of $1,750. In addition, 0.5 million share purchase options granted to Investec Bank (UK) Ltd. (“Investec”) and Macquarie were exercised in 2006 for proceeds of $715.

In 2005, 1.75 million share purchase options issued to Deutsche Bank were exercised into 1.75 million common shares for proceeds to the Company of $1,750. In addition, 3,251 share purchase options granted to Investec and Macquarie were exercised in 2005 for proceeds of $4.

In 2004, the Company completed an equity financing for gross proceeds of $61,000 (CDN$74,528), which consisted of 24.05 million special warrants, including a partial exercise of the underwriters over-allotment option, at a price of CDN$3.10 per special warrant for net proceeds of $58,276 (CDN$71,200). Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitled the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

Proceeds from bank loans and other long-term liabilities totalled $82,935 in 2006 ($10,808 in 2005 and $42,744 in 2004).

Proceeds from bank loans in 2006 included $42,500 granted by Macquarie to finance the construction of the Tasiast gold project, a $21,638 short-term loan granted by Macquarie to finance the acquisition of an additional interest in Chariot, $15,868 granted by Barclays Bank, S.A. (“Barclays”) to finance the acquisition of Nalunaq ore (repaid during the same year), $2,582 granted by Barclays to finance VAT (repaid in 2006) and $347 corresponding to other loans.

Proceeds from bank loans in 2005 included $4,355 granted by Barclays to finance the acquisition of Nalunaq ore (repaid in February 2006), $4,735 issued by Barclays to finance VAT (repaid in 2005), reimbursable subsidies of $788 and other loans amounting to $930.

In March 2004, the Company drew down $30,000 under the facilities granted by Investec and Macquarie to finance the construction of the Aguablanca mine. Furthermore €5,000 ($6,201) related to a subsidized loan for the Aguablanca mine granted by the Ministry of Industry, Commerce and Tourism was collected in January 2004. In addition, the Company drew down $6,364 in 2004 under the VAT facility granted by Barclays to finance VAT payable during construction of the Aguablanca mine, and other loans amounting to $179.

Financing fees on bank loans amounted to $2,452 in 2006 and $48 in 2005 ($1,206 in 2004). Financing fees incurred in 2006 were related to the opening fees, legal costs and technical consulting costs incurred in relation to the project finance granted by Macquarie for the Tasiast gold project and the short-term loan granted by Macquarie to finance the acquisition of an additional interest in Chariot.

Debt repayments amounted to $47,547 in 2006, including $22,000 repaid to Investec and Macquarie in respect of the Aguablanca project finance, $1,750 repaid to Deutsche Bank, $20,223 repaid to Barclays in respect of loans granted to finance the acquisition of Nalunaq ore, of which $15,868 were granted in 2006 and the balance in 2005, $2,591 repaid to Barclays in respect of loans granted to finance VAT, of which $2,582 were granted in 2006 and the balance in 2005. The balance, $983, corresponds to other loans.

Debt repayments amounted to $19,364 in 2005, including $8,000 repaid to Investec and Macquarie in respect of the Aguablanca project finance, $1,750 repaid to Deutsche Bank, $9,154 repaid to Barclays in respect of loans granted to finance VAT, of which $4,735 were granted in 2005 and the balance in 2004. The balance, $460, corresponds to other loans.

Debt repayments amounted to $12,198 during 2004. They include the repayment of $7,199 to Deutsche Bank relating to the term loan facility, the repayment of $4,492 of the VAT facility that was drawn down in 2003, and other repayments totalling $507.

Aguablanca mine

Operating activities –

During 2006, five shipments of Aguablanca concentrate were sold to Glencore under the existing long-term agreement. Operating cash flow provided by Aguablanca nickel mine operations amounted to $79,681 in 2006 compared to $17,027 in 2005. There was no production at Aguablanca in 2004.

The reason for the increase is the higher nickel and copper production as well as higher nickel and copper prices. (refer to “Review of Mining Operations – Nickel” section above)

Investing activities –

Investing activities consumed $8,912 in 2006 ($8,054 and $42,327 in 2005 and 2004, respectively).

Capital expenditures on mineral properties amounted to $12,192, $13,569 and $41,507 in 2006, 2005 and 2004, respectively. Expenditures in 2006 include a payment of $6,000 to AC, made on August 2, 2006, in exchange for all future royalty payments originally payable to AC (refer to “Review of Mining Operation – Nickel – Acquisition of Royalty” section above) and payments made to suppliers amounting $1,973 in respect of works that had been completed by the end of 2005.

In addition, during 2006 and 2005 the Company collected $2,679 and $7,036, respectively, corresponding to a grant received in 2003 for the Aguablanca mine.

El Valle and Carlés mines

Operating activities –

El Valle and Carlés mines provided cash of $5,311 in 2006 compared to $1,132 in 2005 ($19,218 in 2004). The reason for the better performance of the gold operations is the lower mine and plant costs together with the decision taken by the Company to stop further mine development in order to maximize the results after taking the decision to close the El Valle and Carlés mines, as discussed above.

Investing activities –

Investing activities in respect of El Valle and Carlés mines provided $2,321 in 2006, compared to $5,242 used in 2005 and $9,021 used in 2004. Funds provided by investing activities in 2006 are related to disposal of long-term investments in traded securities amounting $2,485 and release of restricted cash amounting to $11, offset by expenditures on mineral properties amounting to $175.

In 2005, capital expenditures on mineral properties consisted of $5,009 in relation to development and exploration activities at the El Valle and Carlés mines, $842 related to investment in traded securities and $609 provided by the release of restricted cash.

In 2004, capital expenditures on mineral properties consisted of $8,734 in relation to the El Valle and Carlés mines, $208 related to investment in traded securities, $455 associated to acquisition of Defiance net by $341 provided by recovered restricted cash and $35 of received grants.

Tasiast project

Operating activities –

Tasiast project consumed cash of $103 in 2006 compared to proceeds of $184 in 2005 and $105 used in 2004.

Investing activities –

Investing activities in respect of Tasiast project consumed cash of $54,273, as detailed below, compared to $8,694 in 2005.

	2006	2005
	$	$

Treatment plant	29,553	535
Power plant	7,336	1,475
Water system	4,920	769
Mining and tailings dam	4,190	37
Other	2,378	1,182
	48,377	3,998
Interests capitalized	5,896	4,696
Total	54,273	8,694

Corporate and Regional Exploration

(this segment includes all other activities of the Company except Aguablanca, El Valle and Carlés and Tasiast)

Operating activities –

Corporate and regional exploration activities consumed operating cash flow of $7,503 in 2006, of which $5,480 was related to administration and corporate expenses and $2,023 was related to exploration activities, mainly incurred in the Ossa Morena region. During 2005, corporate and regional exploration activities consumed operating cash flows of $9,378, of which $3,816 related to administration and corporate expenses and $5,562 related to explorations activities. During 2004, corporate and regional exploration activities consumed operating cash flows of $7,857, of which $2,217 related to administration and corporate expenses and $5,640 related to explorations activities.

Investing activities –

In 2006, the Company used $30,140 in investing activities in relation to corporate and regional exploration activities. These investments include $29,531 used for the acquisition of shares of Chariot (refer to “Acquisition of a strategic shareholding in Chariot Resources Limited” section above). In 2005 the Company used $1,962 in investing activities related to corporate and regional exploration activities.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company’s consolidated statements of cash flows.

Balance Sheet

Total assets increased to $387,861 as at December 31, 2006, from $249,218 as at the previous year-end, principally attributable to an increase in the carrying value of mineral properties (increased from $157,148 to $227,274), long-term investment in traded securities (related to acquisition of shares of Chariot) (from $1,062 to $29,531), future tax assets (from nil to $17,871), together with higher cash balances (from $53,624 to $79,774) and trade receivables (from $2,982 to $8,613).

The Company’s working capital increased at the end of 2006 to $30,147, from $18,926 at the end of 2005, due mainly to the increase in cash and cash equivalents, trade receivables  and current portion of future income tax assets, offset by the increase is short-term debts (mainly due to the short-term loan granted by Macquarie to finance the acquisition of an additional interest in Chariot).

Long-term debt was $41,738 at December 31, 2006, compared to $15,982 at the end of 2005. The increase is mainly related to the draw down of the $42,500 project finance in relation to the Tasiast project, of which $34,500 is classified as long-term as at December 31, 2006, offset by the payment of $9,179 under the credit facility granted by Investec and Macquarie to finance the Aguablanca mine.

Shareholders' equity increased to $231,934 at the end of 2006 from $141,894 in 2005. This increase is mainly attributable to the net income of $70,731 for the year, a positive foreign currency translation adjustment of $12,076 due to the appreciation of the Euro relative to the U.S. dollar, and an increase in capital stock (resulting from the issuance of shares and stock options) totalling $7,233.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company’s consolidated balance sheets.

Outlook

Subject to continuing high metal prices, 2007 is expected to yield another year of record performance for Rio Narcea with a further increase in production forecast at the Aguablanca nickel mine to approximately 16.0 million pounds of Nickel and 14.0 million pounds of Copper (resulting primarily from increased plant throughput and improved metallurgical recoveries), and the commencement of gold production at the Tasiast mine..Gold production at Tasiast is currently estimated at  approximately 50,000 ounces of gold during the latter half of 2007.. The resulting stronger cash flows expected from these operations should be more than sufficient to support the Company’s aggressive growth strategy, which includes exploration, development, mergers and acquisitions focused on nickel, copper and gold.

Risk and Uncertainties

The Aguablanca nickel mine and Tasiast gold project in Mauritania are the Company's main operating assets. In addition, in December 2006, the Company proceeded with the closure of its El Valle and Carlés gold mines in Spain. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploration of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, nickel and copper, and currency exchange rates and other unforeseeable events can impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. The following discussion pertains to certain principal risks not fully or previously discussed in the management’s discussion and analysis but is not, by its nature, all inclusive.

Commodities and Foreign Exchange Risk

The cash flow and earnings of the Company will be derived primarily from gold and nickel mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond the Company’s control. In addition, while revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs derived from operations in the European Union are incurred in Euros, which can give rise to significant foreign currency transaction exposure.

Occasionally, Rio Narcea enters into derivative financial instruments intended to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors.

The following table details the Company's derivatives position as at December 31, 2006, entered into as a requirement to the Aguablanca and Tasiast project finances (refer to note 15 of the audited consolidated financial statements):

Gold
Year	Type of Contract	Ounces	Price per Ounce
2007 – 2012	Put	280,000	$600
	Call	280,000	$795

Copper
Year	Type of Contract	Tonnes	Price per tonne
2007 – 2008	Forward	3,728	€1,831
		3,728	€1,875

Foreign Exchange ($/Euro)
Year	Type of Contract	$	Price per $
2007 – 2008	Forward	8,996	€1.22

As at December 31, 2006, 2005 and 2004, the book value, which equals fair value, of the existing derivative financial instruments amounted to negative $34,029, $19,094 and $927, respectively. In addition, as at December 31, 2004, the Company had $4,323 of deferred expenses that were accounted for as expenses in 2006 and 2005.

Based on 2007 production estimates, the approximate sensitivities of operating cash flows and income to changes in gold, nickel and copper prices and U.S. dollar / Euro exchange rate are as follows:

	Variation	Effect on operating cash flow (a)	Effect on income (a) (b)
Gold price	(20%)	(4,099)	(4,099)
	(10%)	(2,707)	(2,707)
	10%	3,101	3,101
	20%	6,202	6,202
Nickel price	(20%)	(15,367)	(15,367)
	(10%)	(7,684)	(7,684)
	10%	7,684	7,684
	20%	15,367	15,367
Copper price	(20%)	(967)	(967)
	(10%)	(483)	(483)
	10%	483	483
	20%	967	967
$/€ exchange rate	(20%)	13,103	15,154
	(10%)	6,551	7,577
	10%	(6,551)	(7,577)
	20%	(13,103)	(15,154)

(a) Base case assumes Au: $650/oz, Ni: $9.50/lb, Cu: $3.00/lb and exchange rate: $1.30/Euro.

(b) Before income tax, excluding the effect of the mark-to-market of derivative financial instruments and excluding the effect of variations in exchange rates on monetary assets and liabilities.

The approximate sensitivities of the fair value of derivative financial instruments and significant monetary assets and liabilities to changes in gold and copper prices and U.S. dollar / Euro exchange rates are as follows (derivative financial instruments and significant monetary assets are not related to nickel prices):

	Variation	Effect on fair value of derivative financial instruments (a)	Effect on fair value of significant monetary assets and liabilities (a)(b)
Gold price	(20%)	22,318	-
	(10%)	10,719	-
	10%	(10,943)	-
	20%	(22,973)	-
Copper price	(20%)	8,851	-
	(10%)	4,426	-
	10%	(4,425)	-
	20%	(8,850)	-
$/€ exchange rate	(20%)	(5,348)	(3,403)
	(10%)	(2,674)	(1,701)
	10%	2,674	1,701
	20%	5,348	3,403

(a) Base case assumes year-end commodity prices and exchange rates (Au: $632/oz, Cu: $2.85/lb and exchange rate: $1.317/Euro).

(b) Includes cash and cash equivalents and debt.

Environmental, Health and Safety Risks

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not currently anticipate any changes in environmental laws or regulations in the countries within which it operates that would adversely impact it’s producing and development properties. However, it cannot guarantee that the possibility of such changes would not occur.

Capital Requirements

The Company plans to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could, if necessary, seek partnerships or alternative arrangements to advance its mineral properties.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company’s exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to political, market volatility, orebody proving to be below expectations, and/or environmental. Additionally, the Company may require additional capital to finance acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisitions.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are outlined in note 2 to the audited consolidated financial statements. The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly re-evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The following policies and estimates listed below are considered by management to be most critical to understanding the Company’s financial statements and the uncertainties that could impact the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Mineral Properties

Property acquisitions, mine developments costs, buildings and equipment (“mineral properties”) represent a large portion of the Company’s assets and are basically amortized against earnings on the unit-of-production method based on proven and probable reserves. Reserve estimates are prepared by qualified persons in accordance with industry standards. A material revision to reserves could result from, but not limited to, changes in the assumed metal prices, changes in exchange rates, production costs, new results from drilling and exploration activities.

As at year end 2006, the Company estimated its gold reserves at Tasiast assuming a gold price of $491 per ounce (2005 - $370). Nickel reserves at the Aguablanca mine were estimated in as at December 31, 2006 using a nickel price of $5.25 per pound (2005 - $3.00) and an exchange rate of $1.25/€ (2005 - $1.00/€), which equals a nickel price of €4.20 per pound (2005 - €3.00). Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties.

Impairment of Long-lived Assets

The Company reviews and assesses long-lived assets for recoverability whenever indicators of impairment exist. Impairment assessments are based on estimated future undiscounted net cash flows from each property. Future cash flows are calculated using estimated recoverable metals, future sales prices, future operating, capital, and reclamation and mine closure costs. Estimates of future cash flows are uncertain and are affected by external factors such as metal prices and foreign currency exchange rates.

As discussed in the Mineral Properties section, various factors could impact the Company’s ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, metal prices, exchange rates, operating and capital expenditure requirements and reclamation and mine closure costs could differ from the assumptions used in the cash flow models used to assess impairment. Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.

Site Restoration Costs and Obligations

Site restoration costs and related obligations are estimated based on environmental and regulatory requirements promulgated by mine administrations of each of the countries in which the Company operates, or higher standards when the Company considers that standards of the country in which it operates are not in accordance with generally accepted standards in the industry.

Accounting for site reclamation and closure costs requires management to make significant judgments and estimates for each of its mining operations, which are subject to laws and regulations relating to the protection of the environment. Actual costs incurred in future periods could differ from amounts estimated. Furthermore, more restrictive changes to environmental laws and regulations could increase the requirements for site restoration work and closure obligations to be performed by the Company and as such could materially impact the amounts charged to operations for site restoration.

Future Income Tax Assets

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

In order to assess the recoverability of deferred tax assets, management has to make important judgments as to expectations of future taxable income. Estimates of future taxable income are based on projected cash flows from operations and the application of existing tax laws in each jurisdiction. For a discussion of the factors that could give rise to different projected cash flow than estimated, refer to the above discussion under Impairment of Long-lived Assets. The Company’s ability to realize the future income tax assets could be impacted in the event that projected cash flows and taxable income differ significantly from estimates. Furthermore, the Company’s ability to obtain future tax benefits represented by its future income tax assets could be limited by future changes in tax laws in the jurisdictions in which the Company operates.

Commencement of Production

The Company evaluates its construction projects to determine when the projects move into production stage. To assess the start date (i.e. mine is substantially complete and ready for its intended use) and movement into production stage, the Company considers relevant criteria including, but not limited to, the following: (1) completion of a reasonable period of testing of mine plant and equipment, (2) ability to obtain final products in saleable form, (3) capacity to sustain ongoing production.

Unforeseen conditions or developments could arise during the construction period which could delay or prevent completion, and/or substantially increase the cost of construction of the necessary facilities and infrastructure to develop the project. Any delay in construction would delay production from the projects, and the expected significant source of revenue for the Company that production from these projects would represent. Any such delay could also materially adversely impact its business, results of operations, financial condition and liquidity.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for costs able to be capitalized that are related to property, plant and equipment additions or improvements or reserve development.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivative financial instruments (refer to note 15 of the audited consolidated financial statements and the “Commodities and Foreign Exchange Risk” section).

Contractual Obligations and Commitments

Rio Narcea’s contractual obligations at December 31, 2006 are summarized as follows:

	Payment due by period
	Total $	< 1y $r	2–3 yrs $	4–5 yrs $	> 5yrs $
Contractual Obligations
Debt	72,041	30,303	21,086	16,545	4,107
Reimbursable subsidies	2,316	–	–	–	2,316
Asset retirement obligations	5,159	1,908	1,695	–	1,556
Lump-sum turn-key obligations	12,107	12,107	–	–	–
Total	91,623	44,318	22,781	16,545	7,979

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per pound of nickel sold for the Company’s nickel operations to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2006		Three months period ended, December 31 2006		2005		Three months period ended, December 31 2005
	$	$/lb	$	$/lb	$	$/lb	$	$/lb

Mining expenses (a)	10,555	0.75	3,130	0.81	7,928	0.71	1,885	0.42
Plant expenses (a)	25,570	1.82	7,747	1.99	15,009	1.34	5,550	1.23
Smelting, refining and transportation (a)	65,626	4.68	23,164	5.95	31,865	2.85	10,730	2.38
By-products (a)	(44,522)	(3.17)	(11,023)	(2.83)	(18,539)	(1.66)	(6,805)	(1.51)
Royalties (a)	3,093	0.22	892	0.23	959	0.09	368	0.08
Variation in inventories of final products (a)	(671)	(0.05)	1,169	0.30	(1,525)	(0.14)	724	0.16
Adjustments:
Reclamation costs	(88)	(0.01)	(23)	(0.01)	(82)	(0.01)	(12)	(0.00)
Employee stock options expensed	(184)	(0.01)	(54)	(0.01)	(156)	(0.01)	(45)	(0.01)
Cash cost	59,379	4.23	25,002	6.43	35,459	3.17	12,395	2.75

Production of nickel (lb 000)		14,102		3,604		11,863		4,085
Sales of nickel (lb 000)		14,029		3,890		11,170		4,510

(a) Refer to notes 19 and 20 of the audited consolidated financial statements.

The effect of the copper hedging instruments is not included in the computation of cash cost because the Company understands that the expected future cash effect of these hedging instruments is already considered in the consolidated balance sheets, since hedging instruments are recorded at fair value as at each period-end. Fair value of the copper hedging instruments as at December 31, 2006 amounts to negative $26,879 and it is recorded as a net liability in the consolidated balance sheet.

The cash effect of the copper hedging instruments was negative $1.43 and $0.58 per pound in 2006 and 2005, respectively.

Cash provided by (used in) operating activities before changes in components of working capital data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

A reconciliation of cash provided by (used in) operating activities before changes in components of working capital to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2006	2005	2004
	$	$	$

Cash provided by (used in) operating activities	77,386	8,965	8,878
Adjustments:
Changes in components of working capital (a)	6,596	(12,209)	1,262
Cash provided by (used in) operating activities before changes in components of working capital	83,982	(3,244)	10,140

(a)

Refer to the consolidated statements of cash flows for each of the years in the three year period ended December 31, 2006.

Outstanding Shares

Common shares issued and outstanding as at March 14, 2007 are as follows:

Shares Amount
000 $

Balance, December 31, 2006 164,083 247,092
Issuances of cash
Exercise of employee stock options 329 588
Non-cash issuance
Exercise of employee stock options — 328
Balance, March 14, 2007 164,412 248,008

There were no other significant changes in the shares and options outstanding from December 31, 2006 to March 14, 2007.

Recent Accounting Pronouncements

Refer to note 17(h) of the audited consolidated financial statements.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the  Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.